UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                       October                           , 2005
                ----------------------------------------------------------------


                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F [X]            Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [_]                 No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated August 12, 2005.

Knightsbridge Tankers Limited
Interim Report June 2005

SECOND QUARTER AND SIX MONTH RESULTS

The Board of Knightsbridge Tankers Limited (the "Company") is pleased to report net income of $7.4 million and earnings per share of $0.43 for the second quarter of 2005. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $38,900 compared with $56,900 in the immediately preceding quarter. These reduced earnings reflect the continued weakening of the tanker market in the first half of 2005 compared with the exceptionally high rates experienced in the fourth quarter of 2004. Net interest expense for the quarter was $1.0 million (2004 comparable quarter: $2.4 million) and at June 30, 2005, all of the Company's debt is floating rate debt. As of August 8, 2005, the Company has an average cash breakeven rate for its vessels of $16,113.

During the second quarter, the drydocking of the first of the four vessels scheduled for 2005 was completed at a cost of $0.9 million. The Company had originally budgeted $1.0 million per vessel for drydocking. An additional two vessels will be drydocked in the third quarter.

The net decrease in cash and cash equivalents in the quarter was $7.7 million. The Company generated cash from operating activities of $17.2 million and $0.7 million from credit facilities and used $25.6 million to pay dividends.

For the six months ended June 30, 2005 the Company reports net income of $24.5 million and earnings per share of $1.43. The average daily TCE's for the six months ended June 30, 2005 was $48,100. Net interest expense for the period was $1.8 million (2004 comparable six months: $4.7 million).

On August 12, 2005, the Board declared a dividend of $0.80 per share. The record date for the dividend is August 26, 2005, ex dividend date is August 24, 2005 and the dividend will be paid on or about September 6, 2005.

THE MARKET AND OUTLOOK

The overall downward trend of the VLCC market witnessed in the first quarter of the year continued in the second quarter. Early April started off on a rebound seeing a peak in rates at Worldscale ("WS") 90 levels. This was followed by a steady decline until the middle of June, when the market did not bottom out until Worldscale 50 levels were reached. However, at the end of the quarter the market climbed back up towards WS 70 levels. The average WS rate from Arabian Gulf to the East was about WS 72 compared to WS 107 in the first quarter of 2005. This equates to a daily time charter equivalent of approximately $32,000 per day.

A greater proportion of eastbound voyages thickened the list of vessels open in the Arabian Gulf during the quarter. Combined with an increasing fleet, the psychology in the market shifted in owners' disfavour resulting in a downward pressure on rates. In line with oil prices, bunker prices remained high, with an average of $256 per ton in the Arabian Gulf.

The International Energy Agency (IEA) reported in its August report an average OPEC Oil production, including Iraq, of approximately 29.32 million barrels per day during the second quarter of the year, a 0.54 million barrels per day or 1.9 percent increase from the first quarter. OPEC announced in June a 500,000 barrels increase in the production ceiling.

IEA estimates world oil demand averaged 81.79 million barrels per day in the second quarter, a 2.5 percent decrease from first quarter in 2005. IEA further predicts that the average demand for 2005 in total will be 83.72 mb/d, or a 1.95 percent growth from 2004, showing that oil demand remains relatively stable at a high level despite the record high oil prices.

The world trading VLCC fleet totalled 456 vessels at the end of the second quarter of 2005, an increase of 1.1 percent over the quarter. No VLCCs were scrapped in the period and five were delivered. The total order book is now at 94 vessels, up from 88 after the first quarter of 2005. This represents 20.62 percent of the current VLCC fleet. A total of 11 VLCCs were ordered during the quarter.

Although the tanker market recently has seen lower levels than were anticipated, the rates are expected to rebound in the second half of the year. The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for the remainder of the year at a level that equates to TCEs of approximately $64,000, and $46,000 for 2006.

At the Annual General Meeting of the Company held on June 27, 2005, the Shareholders approved amending the Company's bye-laws and thereby removed the restrictions on the Company's business activities. In view of this change, the Board will consider over the coming months the future strategy and opportunities available for the Company within its current business sector.

                           FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


August 12th, 2005
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:        Ola Lorentzon
                + 46 703 998886

                Inger M. Klemp
                + 47 23 11 40 76


                                   KNIGHTSBRIDGE TANKERS LIMITED SECOND QUARTER REPORT
                                                      (UNAUDITED)


                                                                                                                   2004
  2004          2005        INCOME STATEMENT                                           2005           2004        Jan-Dec
Apr-Jun        Apr-Jun      (in thousands of $)                                      Jan-Jun        Jan-Jun      (audited)
---------    ----------      --------------------                                    --------       --------      ---------
   28,090        20,924      OPERATING REVENUES                                       50,293         64,651        135,695
    5,053         3,878      Voyage expenses                                           7,689          6,355         14,240
    3,166         4,120      Ship operating expenses                                   7,222          3,766          9,868
      253           334      Administrative expenses                                     563            629          1,114
   19,618        12,592
                             OPERATING INCOME BEFORE DEPRECIATION                     34,819         53,901        110,473
    4,267         4,269      Depreciation                                              8,490          8,625         17,219

   15,351         8,323      OPERATING INCOME AFTER DEPRECIATION                      26,329         45,276         93,254
      112           292      Interest income                                             599            138            449
   (2,494)       (1,251)     Interest expense                                         (2,436)        (4,794)        (7,877)
    1,802           (6)      Other financial items                                       (22)        (2,478)            13

   14,771         7,358      NET INCOME (LOSS)                                        24,470         38,142         85,839


   17,100        17,100      AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING            17,100         17,100         17,100

$    0.86     $    0.43      EARNINGS PER SHARE ($)                                 $   1.43        $  2.23       $   5.02


BALANCE SHEET
-------------                                                                                                      2004
(in thousands of $)                                                                   2005          2004          Dec 31
                                                                                     June 30        Jun 30       (audited)
                                                                                    --------       --------      ---------

ASSETS

Short term
----------

Cash and cash equivalents                                                             32,849         38,043         41,653
Other current assets                                                                   9,033          9,553         22,009

Long term
---------

Vessels and equipment, net                                                           293,700        310,783        301,500
Deferred charges and other long-term assets                                              360            334            392

TOTAL ASSETS                                                                         335,942        358,713        365,554

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
----------

Short term interest bearing debt                                                      14,766         11,200         11,309
Other current liabilities                                                              8,610         10,415          4,974

Long term
---------

Long term interest bearing debt                                                      114,800        126,000        120,400
Stockholders' equity                                                                 197,766        211,098        228,871

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           335,942        358,713        365,554



                                                                                                                    2004
    2004         2005       STATEMENT OF CASHFLOWS                                     2005          2004         Jan-Dec
 Apr-Jun      Apr-Jun       (in thousands of $)                                     Jan-Jun        Jan-Jun       (audited)
---------    ----------      --------------------                                    --------       --------      ---------
                            OPERATING ACTIVITIES
                            --------------------

  14,771        7,358       Net income (loss)                                         24,470         38,142         85,839
                            Adjustments to reconcile net income to net cash
                            provided by operating activities
   4,267        4,285       Depreciation and amortisation                              8,522          8,625         17,219
  (1,818)           -       Adjustment of financial derivatives to market value            -          2,477              -
      13            -       Other                                                          -             74            110
  15,463        5,555       Change in operating assets and liabilities                15,922         18,840          3,420

  32,696       17,198       Net cash provided by operating activities                 48,914         68,158        106,588

                            INVESTING ACTIVITIES
                            --------------------

       -            -       Compensation on vessel redelivery                              -              -            690
       -            -       Net cash provided by activities                                -              -            690


                            FINANCING ACTIVITIES
                            --------------------

                            Proceeds from long-term debt and credit facilities,
       -          766       net of fees paid                                               -        139,650        139,556
  (2,800)                   Repayments of long-term debt and credit facilities        (2,143)      (128,197)      (133,688)
 (34,200)     (25,650)      Dividends paid                                           (55,575)       (47,880)       (77,805)

 (37,000)      24,884       Net cash used in financing activities                    (57,718)       (36,427)       (71,937)

  (4,304)      (7,686)      Net increase (decrease) in cash and cash equivalents      (8,804)        31,731         35,341
  42,347       40,535       Cash and cash equivalents at start of period              41,653          6,312          6,312
  38,043       32,849       Cash and cash equivalents at end of period                32,849         38,043         41,653


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                Knightsbridge Tankers Limited
                                                -----------------------------
                                                         (Registrant)




Date  October 11, 2005                         By  /s/ Kate Blankenship
                                                   --------------------
                                                       Kate Blankenship
                                                       Secretary




01655.0002 #607649